

Atlas Unlimited Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1947)	337,011.71
Total Bank Accounts	**$337,011.71**
Accounts Receivable	
Accounts Receivable (A/R) - CHF	0.00
Accounts Receivable (A/R) - EUR	13,364.20
Accounts Receivable (A/R) - GBP	3,265.51
Accounts Receivable (USD)	1,277.00
Stock Purchase Receivables	0.00
Total Accounts Receivable	**$17,906.71**
Other Current Assets	
Loans to Employees	3,200.00
Repayment	
Loan Yoga Class	-1,725.28
Total Repayment	**-1,725.28**
Total Loans to Employees	**1,474.72**
Prepaid Expenses	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,474.72**
Total Current Assets	**$356,393.14**
Fixed Assets	
Machinery & Equipment	4,004.56
Depreciation	-47.14
Total Machinery & Equipment	**3,957.42**
Total Fixed Assets	**$3,957.42**
TOTAL ASSETS	**$360,350.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,884.04
Total Accounts Payable	**$1,884.04**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
CA PIT / SDI	1,878.21
CA SUI / ETT	142.02
Federal Taxes (941/944)	7,311.06
Federal Unemployment (940)	221.76
Kaiser Permanente CA	9,208.64

	TOTAL
Total Payroll Liabilities	**18,761.69**
Reverse Charge Payable	0.00
VAT Reverse Charge Payable	0.00
Total Other Current Liabilities	**$18,761.69**
Total Current Liabilities	**$20,645.73**
Long-Term Liabilities	
Notes Payable	4,722.00
Shareholder Notes Payable	0.00
Accrued Interest	1,453.48
Total Shareholder Notes Payable	**1,453.48**
Total Long-Term Liabilities	**$6,175.48**
Total Liabilities	**$26,821.21**
Equity	
Common Stock	100.00
Retained Earnings	-200,759.78
SAFE Notes	977,136.50
Financing Cost	-405.25
Total SAFE Notes	**976,731.25**
Stock BuyBack	-5,010.00
Net Income	-437,532.12
Total Equity	**$333,529.35**
TOTAL LIABILITIES AND EQUITY	**$360,350.56**